Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings before income taxes	$151,366	$162,797	$144,275	$114,693	$120,804
Fixed charges	5,136	13,341	13,449	21,247	28,296

	$156,502	$176,138	$157,724	$135,940	$149,100

Preferred dividends (2):	$—	$—	$—	$—	$—

Fixed charges (1):
Interest on borrowings	$3,305	$11,412	$11,620	$19,361	$26,331
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,831	1,929	1,829	1,886	1,965

	$5,136	$13,341	$13,449	$21,247	$28,296

Ratio of earnings to fixed charges, excluding interest on deposits	30.47	13.20	11.73	6.40	5.27

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	30.47	13.20	11.73	6.40	5.27

Earnings including interest on deposits (1):
Earnings before income taxes	$151,366	$162,797	$144,275	$114,693	$120,804
Fixed charges	10,402	18,318	18,336	27,158	37,004

	$161,768	$181,115	$162,611	$141,851	$157,808

Preferred dividends (2):	$—	$—	$—	$—	$—

Fixed charges (1):
Interest on deposits	$5,266	$4,977	$4,887	$5,911	$8,708
Interest on borrowings	3,305	11,412	11,620	19,361	26,331
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,831	1,929	1,829	1,886	1,965

	$10,402	$18,318	$18,336	$27,158	$37,004

Ratio of earnings to fixed charges, including interest on deposits	15.55	9.89	8.87	5.22	4.26

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	15.55	9.89	8.87	5.22	4.26

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.